300 North LaSalle Street Chicago, Illinois 60654

Gerald T. Nowak, P.C. To Call Writer Directly: (312) 862-2075 gerald.nowak@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

April 27, 2012

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ronald E. Alper

Re:	Gordmans Stores, Inc.
Amendment No. 1 to Registration Statement on Form S-3
(SEC File No. 333-180605), filed April 27, 2012

Gentlemen:

Gordmans Stores, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 1 to its Registration Statement on Form S-3.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated April 25, 2012, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the amended Registration Statement are enclosed, and have been marked to show changes from the Registration Statement on Form S-3 filed on April 5, 2012. Where applicable, we have referenced in the Company’s responses the appropriate page number of the amended Registration Statement. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the amended Registration Statement.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

April 27, 2012

General

1.	It appears that you did not timely file an amended Form 8-K under Item 5.07(d) addressing the Board’s decision as to frequency of the shareholder advisory vote on executive compensation. With respect to your eligibility to use Form S-3, see General Instruction I.A.3.(b). Please revise to file on an appropriate Form or explain why you believe you are eligible to use Form S-3.

Response: We respectfully request that the Staff permit the Company to use a registration statement on Form S-3 to register the sale and resale of shares of its common stock, $0.001 par value per share (the “Common Stock”), notwithstanding the fact that the Company was 188 days late in filing the Form 8-K/A required by Item 5.07(d) of Form 8-K. Except for this late filing, the Company has otherwise timely filed all reports required to be filed under the Securities Exchange Act of 1934 (the “Exchange Act”) during the twelve calendar months and the portion of the current month preceding the date of this letter.

The Company held its first Annual Meeting of Stockholders as a public company on May 24, 2011. At the Annual Meeting, the shareholders of the Company voted on a non-binding, advisory vote on the frequency of future non-binding, advisory votes on the compensation of the named executive officers of the Company. The board of directors of the Company recommended that shareholders vote for “every three years” on the proposal. The Company timely filed a Current Report on Form 8-K with the Staff on May 27, 2011 to disclose the final voting results from the Annual Meeting. As disclosed in the Form 8-K, 17,963,896 votes were cast on the “say-on-when” proposal (excluding 533,075 broker non-votes), of which 15,164,230 votes were cast in favor of “every three years.” Pursuant to Item 5.07(d) of Form 8-K, an amendment to the May 27, 2011 Form 8-K disclosing the Company’s final decision with respect to the “say-on-when” proposal was required to be filed with the SEC by October 21, 2011, or 150 calendar days after the date of the Annual Meeting. The Company learned of the deficiency in filing the Form 8-K/A on April 25, 2012, and it filed the Form 8-K/A on April 26, 2012.

The delay in filing the Company’s Form 8-K/A resulted from a misunderstanding of the disclosure requirements concerning the Company’s final decision on the “say-on-when” proposal. Because the Company’s board of directors followed the advisory vote of the shareholders that the “say-on-pay” proposal be submitted to shareholders every three years, the Company believed that no further disclosure was required under the rules and regulations of the SEC. When the Company was alerted on April 25, 2012 that a Form 8-K/A was required even though the Company had followed the advisory vote of shareholders, the Company immediately prepared and filed the Form 8-K/A.

Securities and Exchange Commission

April 27, 2012

We believe that several factors weigh in favor of a waiver of the timeliness requirements of Form S-3 registration statements with respect to the late Form 8-K/A discussed herein. First, the Company adopted the recommendation of the shareholders with respect to the frequency of the “say-on-pay” proposal, and therefore the failure to file the Form 8-K/A disclosing the Company’s final decision did not infringe on the shareholders’ rights to present a proxy proposal on “say-on-pay” frequency at the Company’s 2012 Annual Meeting of Stockholders. Second, the Company immediately filed the Form 8-K/A upon learning of the deficiency. Third, the failure to file the Form 8-K/A was an unintentional omission which related to new final rules adopted by the SEC in January 2011. Planning for the Company’s May 2011 meeting (its first as a public company), including developing a detailed timeline and checklist with respect to applicable SEC deadlines, began in the fourth quarter of 2010, before the final “say-on-pay” and “say-on-when” rules were adopted by the SEC. Given the preparations that were already underway, the Company inadvertently failed to reassess post-Annual Meeting SEC filing requirements in light of the new rules. As discussed below, the Company is taking additional action to ensure that new rules and regulations are promptly reviewed and discussed with the Company’s senior management. We also understand based on public reports that a number of other registrants have had a similar misunderstanding of the disclosure requirements. Finally, except for the late Form 8-K/A, the Company has timely filed all other reports required to be filed by Section 13 of the Exchange Act since its initial public offering in August 2010.

The Company is committed to making all of its SEC filings on a timely basis. In that regard, since its initial public offering, the Company has put in place extensive disclosure controls and procedures and added new personnel to ensure that information the Company is required to disclose in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. The particular circumstances discussed in this response letter resulted from the Company’s failure to recognize all of the requirements of a recently enacted rule. The Company has taken steps to ensure that it stays current on new rules and regulations adopted by the SEC. In particular, specific senior members of the Company’s in-house finance and accounting teams have been assigned responsibilities for researching and periodically discussing with outside advisors developments in and proposed and actual changes to the SEC’s rules and regulations (including new or modified disclosure requirements), and at least quarterly (or more frequently, as the facts require) reporting such developments and changes to the Company’s Chief Financial Officer.

In light of the foregoing, we believe this is an appropriate situation in which to permit the Company to use a Form S-3 registration statement.

Securities and Exchange Commission

April 27, 2012

Exhibits

Exhibit 3.1

2.	We note that Article Twelve of your Amended and Restated Certificate of Incorporation provides that the exclusive forum for certain actions shall be the Court of Chancery of the State of Delaware. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your amended and restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Response: In response to the Staff’s comments, the Company has revised page 5 of the Registration Statement to clarify that although the Company has included a choice of forum clause in its amended and restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

In connection with responding to your comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2075.

Securities and Exchange Commission

April 27, 2012

Sincerely,

/s/ Gerald T. Nowak, P.C.
Gerald T. Nowak, P.C.

cc:	Jeffrey J. Gordman
Michael D. James
Gordman Stores, Inc.

W. Morgan Burns
Faegre Baker Daniels LLP